

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2016

Via E-mail
Judith A. Reinsdorf
Executive Vice President and General Counsel
Johnson Controls International plc
5757 North Green Bay Avenue
Milwaukee, Wisconsin 53209

> **Re:** **Johnson Controls International plc**
> **Registration Statement on Form S-4**
> **Filed November 28, 2016**
> **File No. 333-214806**

Dear Ms. Reinsdorf:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

Conditions to the Exchange Offers and Consent Solicitations, page 45

1. Disclosure indicates that Johnson Controls may determine in its "sole discretion" whether the offer conditions have occurred or have been satisfied. Please revise the conditions in the second, sixth and seventh bullet points of paragraph (d)(2) to include an objective standard, such as a standard of reasonableness or quantifiable threshold, for the determination of whether these conditions have been satisfied.

Expiration Date; Extensions; Amendments, page 47

2. Disclosure indicates that if Johnson Controls extends the exchange offers, it will make a public announcement thereof "as promptly as practicable." Please revise to be consistent with Exchange Act Rule 14e-1(d).

<u>Withdrawal of Tenders and Revocation of Corresponding Consents, page 54</u>

3. Please disclose the date after which noteholders may withdraw Subsidiary Notes tendered in the exchange offers if not yet accepted for payment. Refer to Securities Act Rule 162(a)(2) and Exchange Act Rule 13e-4(f)(2)(ii).

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Refer to Securities Act Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    Please contact me at (202) 551-3589 if you have any questions regarding our comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
    Michael S. Benn
    Wachtell, Lipton, Rosen & Katz